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                                                                     EXHIBIT 99

                   DESCRIPTION OF THE BONDS

  General

     The Bonds will be issued pursuant to an indenture (the "Indenture") dated as of July 15, 1980 between the Issuer and the Trustee, as supplemented by one or more supplemental indentures. Copies of the Indenture have been, and copies of each supplemental indenture will be, filed as exhibits to the registration statement of which this Prospectus forms a part. The following summaries describe certain provisions common to each series of Bonds. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture and the supplemental indenture thereto for each particular series and the supplement to this Prospectus to be prepared with respect to such series.

     The Bonds are limited to $100,000,000 aggregate principal amount and are issuable in series. The Bonds will be issued in fully registered form only in initial denominations of $1,000 or any integral multiple thereof. (Indenture, Sections 3.01 and 3.02) The Bonds of each series will be secured by a separate Security Package, which will not serve as security for any other series of Bonds. (see "The Security Package").

     Payments of the principal of and interest on, and optional redemptions of, the Bonds are to be made at the principal corporate trust office of the Trustee. However, the Issuer intends to make payments of interest and prepayments of principal by checks mailed to the Bondholders. Optional redemptions will be made at the principal corporate trust office of the Trustee. (Indenture, Sections 3.07, 11.02 and 12.01)

        The Bonds may be transferred or exchanged without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. (Indenture, Section 3.05)

  Payments of Interest

     The Bonds of a series will bear interest at a rate specified in the supplement to this Prospectus for that series. Interest will be payable quarterly. Interest for a quarter will be payable on the 28th day following such quarter, commencing with the 28th day following the quarter in which the series was issued, to the persons in whose names the Bonds are registered in the Bond Register at the close of business on the 20th day following such quarter. (Indenture, Section 3.07)

  Redemption at Option of Bondholders

     Unless the Bonds of a series have been declared due and payable prior to maturity by reason of an event of default, holders of such Bonds have the right to present them for redemption prior to maturity. After a series of Bonds has been outstanding for 12 months, on the 28th day of each month (a "Redemption Date") the Issuer will redeem Bonds of that series that have been presented for redemption in the order of priority described below and subject to the limitations that (i) the Issuer will not in any three-month period ending on a quarterly interest payment date redeem more than $10,000 original principal amount of Bonds of a series from each Bondholder(0) and (ii) redemptions will be made only to the extent funds are available in the Redemption Date occurs. The Redemption Fund for a series will consist of principal prepayments, proceeds from certain insurance policies and foreclosure proceedings applied to principal and minor amounts of principal amortization with respect to the Pledged Loans securing that series. (see "The Security Package The Pledged Loans - Valuation of Pledged Loans"). Subject to these limitations, on each Redemption Date and with respect to each series, Bonds presented by the personal representative,

     - For this purpose, a Bond held by tenants by the entirety, joint tenants or tenants in common is considered to be held by a single holder.

                               [6]
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  surviving joint tenant or tenant by the entirety of a deceased holder will be redeemed in the order of their receipt by the Trustee; thereafter Bonds presented by others will be redeemed in the order of their receipt by the Trustee. Bonds presented on behalf of a deceased holder may be redeemed before they have been outstanding for one year.

     On each Redemption Date that is also a quarterly interest payment date, the Issuer will redeem Bonds submitted on behalf of deceased holders in excess of the $10,000 limitation, but only if and to the extent of available funds in the Redemption Fund for the series (determined as of the tenth day of the month in which that Redemption Date occurs) after all other redemptions through the current month have been made. These additional redemptions will be made in the order that the Bonds were received by the Trustee.

     The redemption price for Bonds is 100% of the unpaid principal amount thereof, plus accrued interest through the applicable Redemption Date. Redemptions of less than a Bond with an original principal amount of $1,000 will not be made.

     Bonds may be presented for redemption by delivery to the Trustee of: (i) the Bonds to be redeemed, (ii) a written request for redemption in form satisfactory to the Trustee and signed by the holder or duly authorized representative (with appropriate evidence of authority) and (iii) in the case of a request on behalf of a deceased holder, appropriate evidence of death and authority and any requisite tax waivers. Bonds presented for redemption after the 10th day, and on or before the 28th day, of a month, whether on behalf of a deceased holder or otherwise, will be treated as if they had been presented after the close of business on the 28th day of such month. All Bonds presented for redemption will be held by the Trustee until the Issuer is able to redeem them, unless withdrawn by written request actually received by the Trustee on or before the 10th day of the month in which they would otherwise have been redeemed. Bonds presented for redemption will continue to bear interest until redeemed. The Trustee may establish such procedures as it may deem fair and equitable in order to determine the order of receipt of Bonds received by it on a single day and any such determination shall be conclusive. (Indenture, Sections 12.02, 12.03 and 12.04)

     There is no assurance that the Redemption Fund will be sufficient to redeem all Bonds presented and a holder of Bonds may not be able to have his Bonds redeemed prior to maturity. During periods of rising interest rates, greater numbers of holders may be expected to present their Bonds for redemption in order to take advantage of the higher interest rates, obtainable elsewhere and there may be a concurrent reduction in the rate of prepayments of the Pledged Loans.

  Prepayments of Principal

     Commencing after a series of Bonds has been outstanding for 12 months, prepayments of principal will be made quarterly on the 28th day following each quarter to the persons in whose names the Bonds are registered in the Bond Register on the 20th day following such quarter to the extent that funds in the Redemption Fund for that series (determined as of the tenth day of the month in which the prepayment is made) are not used for redemptions of Bonds at the option of Bondholders. However, prepayments of principal will only be made in integral multiples of $5 per Bond of $1,000 denomination and no prepayment will be made until the amount available for prepayment is at least $15 per Bond of $1,000 denomination. No notation of prepayments will be made on the Bonds. Each prepayment of principal will be accompanied by a statement as to the principal amount remaining after giving effect to such prepayment. (Indenture, Section 12.01)

                             [7]


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Redemption at Option of Issuer

     The Issuer may redeem all, but not less than all, of the Bonds of any series if the aggregate outstanding principal balance of such Bonds is reduced to 20% or less of their original aggregate principal amount. (Indenture, Section 12.06) (see "The Security Package - Prepaid Life Considerations").

  Modification of Indenture

     With the consent of the holders of not less than a majority in principal amount of the outstanding Bonds or of the outstanding Bonds of a series, the Trustee and the Issuer may execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to all of the Bonds or that series or modify in any manner the rights of the holder of each outstanding Bond affected, no such supplemental indenture shall, among other things, (a) change the maturity of any principal of or interest on any Bond, or reduce the principal amount thereof or the rate of interest thereon, (b) reduce the percentage of Bondholders whose consent is required for the authorization of any supplemental indenture or for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder or their consequences or (c) modify any of the provisions of the Indenture with respect to supplemental indentures with the consent of Bondholders, except to increase the percentage of Bondholders whose consent is required for any such action or to provide that other provisions of the Indenture cannot be modified or waived without the consent of the holders of each outstanding Bond affected thereby. (Indenture, Section 10.02)

  Events of Default

     An Event of Default is defined in the Indenture as being: default for 30 days in the payment of principal of, or interest on, the Bonds; default in the performance of any other covenant in the Indenture and the continuance of such default for a period of 60 days after notice to the Issuer by the Trustee or to the Issuer and the Trustee by the holders of at least 25% of the Bonds then outstanding; or certain events of bankruptcy, insolvency, receivership or reorganization of the Issuer. In case an Event of Default should occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the Bonds then outstanding may declare the principal of the Bonds to be due and payable. Such declaration may under certain circumstances be rescinded by the holders of a majority in principal amount of the Bonds then outstanding. (Indenture, Sections 6.01 and 6.02)

     If, following an Event of Default, the Bonds have been declared to be due and payable, the Trustee may refrain from liquidating the Security Package for a series if such Security Package is continuing to provide sufficient funds for the payment of principal of, and interest on, the Bonds of such series as they would have come due if there had not been such a declaration. The Trustee may also liquidate the Security Package for a series by distributing participations in such Security Package to the holders of Bonds of such series. (Indenture, Section 6.05)

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Bondholders, unless such Bondholders shall have offered to the Trustee reasonable security or indemnity. (Indenture, Section 7.03) Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the outstanding Bonds may, in certain cases, waive any default except a default in payment of principal or interest on the Bonds. (Indenture, Sections 6.14 and 6.15)

  Statement as to Compliance

     The Issuer will be required to file annually with the Trustee a written statement as to fulfillment of its obligations under the Indenture. (Indenture, Section 11.09)

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Reports to Bondholders

     The Issuer intends to publish and send to each Bondholder annual reports containing audited financial statements. For each series, the Issuer will include with the annual report sent to Bondholders a statement setting forth the following information (Indenture, Section 8.04):

     (i) the amount of principal paid on the Bonds of such series during the preceding calendar year; (ii) the remaining aggregate principal amount of Bonds of such series outstanding on the last day of the preceding calendar year;

     (iii) the aggregate principal balance of the Pledged Loans securing such series on the last day of the preceding calendar year after giving effect to payments due on such date;

     (iv) the number and aggregate principal balances on the last day of the preceding calendar year of Pledged Loans delinquent (a) one month and (b) two or more months;

     (v) the book value of any real estate acquired through foreclosure or grant of a deed in lieu of foreclosure;

     (vi) the remaining balance on the last day of the preceding calendar year of any reserve fund securing such series; and

     (vii) the amount of remaining coverage under the Blanket Insurance Policy for such series as of the close of business on the last day of the preceding calendar year, expressed as a percentage of the amount reported pursuant to
  (iii) above.

  Satisfaction and Discharge of the Indenture

     The Indenture will be discharged upon the cancellation of all of the Bonds or, with certain limitations, upon deposit with the Trustee of funds sufficient for the payment or redemption thereof.

  (Indenture, Section 5.01)

  No Listing of Bonds

     The Issuer does not intend to apply for the listing of the Bonds on any exchange.

  The Trustee

     The First National Bank of Chicago, Corporate Trust Division, 126 South State Street, Eighth Floor, Chicago, Illinois 60670, will be the Trustee for the Bonds. The First National Bank of Chicago performs other services for the Issuer and its affiliates, including making loans to U.S. Home, the Servicer and the Issuer, some of which were used to finance the Pledged Loans prior to issuance of the Bonds.

                     THE SECURITY PACKAGE

  General

     Each series of Bonds will be secured by assignment to the Trustee of a Security Package consisting of (i) Pledged Loans having an aggregate discounted value equal to 103% of the initial principal amount of the Bonds of such series, (ii) a cash Reserve Fund in the amount of 3% of the initial principal amount of the Bonds of such series. (iii) all payments due under certain Insurance Policies, (iv) the Issuer's rights under the Servicing Agreement with the Servicer, and (v) to the extent applicable, the Debt Service Reserve Fund and pledged savings accounts referred to below. The Security Package of each series of Bonds will serve as collateral only for that series of Bonds.

  The Pledged Loans

     The Pledged Loans will consist of conventional (i.e., not government guaranteed) first mortgage loans(0) on single-family residences constructed by US Home and serviced by the Servicer, having initial loan-to-value

     - See footnote on page 13

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  ratios of up to 97%, maturities of up to 30 years and amortization schedules of up to 50 years (an amortization schedule in excess of 30 years requires payment of a principal balance at maturity if the loan is not prepaid). The initial loan-to-value ratio of a Pledged Loan will be determined by dividing the original principal the original principal amount of the Pledged Loan (after deducting any savings account pledged by the borrower) by the lesser of (a) the price at which the home was sold (without deducting discounts to U.S. Home employees) and (b) the appraised value of the home at the time of closing such loan. (Indenture, Section 1.01) The assignment of the Pledged Loans to the Trustee by the Issuer will be without recourse.

     It is contemplated that the assignments to the Trustee of the Pledged Loans securing each series will not be recorded until after that series is issued; as a result, it might be possible for the Issuer to discharge Pledged Loans or transfer them to bona fide purchasers for value during that period. However, in most cases the Issuer would not be able to deliver the original documents evidencing the Pledged Loans, which are to be held by the Trustee unless released to the Servicer in connection with its servicing activities. If the assignments of any Pledged Loans are not recorded within 120 days after issuance of the series that such Pledged Loans secure, U.S. Home or the Servicer must purchase or replace such Pledged Loans as described below under "Criteria for Pledged Loans."

  Valuation of Pledged Loans

     Each Pledged Loan bearing interest at a rate that exceeds the interest rate on the applicable series of Bonds by at least an increment (which will not be less than 0.375% per annum) specified in the supplement to this Prospectus for that series will be valued at its unpaid principal amount. Each Pledged Loan bearing interest at a lesser rate will be valued at an amount that would produce a yield equal to such increment over the interest rate on the applicable series of Bonds, based on the assumption that such Pledged Loan will not be prepaid prior to maturity (the value of a Pledged Loan determined as provided in this paragraph is its "Discounted Value"). (Indenture, Section 1.01) However, the experience of the Federal Housing Administration ("FHA") relating to insured single-family mortgage loan suggests that many of the Pledged Loans will be prepaid prior to maturity, which in the case of discounted Pledged Loans, would result in a higher yield. (see "The Security Package - Prepaid Life Considerations").

     Pledged Loans that have been discounted will be amortized on the basis of the yield assumption described in the preceding paragraph. Thus, some or all payments of principal on the Pledged Loans will not be taken into account in determining the Redemption Fund and may be applied to the payment of interest on the Bonds. (see "Description of the Bonds - Prepayments of Principal" and "Description of the Bonds Redemption at Option of Bondholders").

  Criteria for Pledged Loans

     No Pledged Loan may have an original principal amount exceeding $125,000. The mean of the original principal amounts of each Pledged Loan for a series of Bonds may not exceed $75,000, and no more than 35% of the Pledged Loans for any series of Bonds may have an original principal amount in excess of $85,000. (Indenture, Section 4.02 (1) (a) )

     Pledged Loans with an original principal amount of $75,000 or less that are secured by owner occupied homes may have initial loan-to-value ratios of up to 97%. The initial loan-to-value ratio of Pledged Loans with an original principal amount in excess of $75,000 or Pledged Loans secured by non-owner occupied homes may not exceed 90%. Pledged Loans with an original principal amount in excess of $93,750 must have initial loan-to-value ratios of 80% or less. (Indenture, Section 4.02 (1) (b) ) (see "Special Considerations - Foreclosures and Casualties").

     Not more than 33% of the aggregate unpaid principal amount of the Pledged Loans for any series of Bonds may consist of mortgages on low-rise (not more than three living stories) condominium units and attached townhouses. The remainder of Pledged Loans will consist of mortgages on single-family detached homes. (Indenture, Section 4.02 (1) (c) )

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     The mortgaged properties will consist of homes constructed and sold by
  U.S. Home in the states of Arizona, California, Colorado, Florida, Illinois, Louisiana, Maryland, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, Oklahoma, Texas, Utah and Virginia and other states in which U.S. Home may sell homes. Not more than 50% of the Discounted Value of the Pledged Loans for each series of Bonds will be secured by homes located in any state other than Texas, in which homes securing 75% of such Discounted Value may be located. In addition, not more than 25% of the Discounted Value of the Pledged Loans for any series of Bonds will be secured by homes located in anyone subdivision of U.S. Home. (Indenture, Sections 4.02 (1) (d) and 4.02
  (i) (e))

     Certain of the Pledged Loans (including all of the Pledged Loans with amortization schedules over 30 years) will bear interest at a constant rate during the first 20 years following their origination and, at the end of the 20 year period, will bear interest at an increased or decreased rate based on a formula taking into account then prevailing interest rates. However, the Discounted Value of a Pledged Loan will be determined on the basis of the rate of interest charged during the first 20-year period.

     In the event of a breach of any of representations and warranties that U.S. Home and the Servicer will be making with respect to each Pledged Loan or if a Pledged Loan is found to have been obtained on the basis of fraudulent information (i.e., regarding the credit and/or employment history of the mortgagor, the occupancy of the home or any other evidence of systematic fraud) or if any document relating to a Pledged Loan is found to be defective in any material respect and the Servicer cannot cure such defect within 90 days, or if the assignment of a Pledged Loan to the Trustee is not recorded within 120 days after the issuance of the series of Bonds that it secures, the Trustee may require U.S. Home or the Servicer to purchase such Pledged Loan from the Issuer at its then Discounted Value. The Issuer, in turn, will either replace such Pledged Loan with a new eligible Pledged Loan with the same Discounted Value or place the proceeds of such sale in the Redemption Fund. The Trustee may not, however, require U.S. Home or the Servicer to make such a purchase after the series of Bonds that such Pledged Loan secures has been outstanding for more than one year, nor does the Trustee or any Bondholder have any other remedy in any such event. (Indenture, Sections 4.02 and 4.03; Servicing Agreement, Section 6.02)

     The Pledged Loans may include mortgage loans in which a percentage of the down payment will be applied directly to the purchase price of the home and the remainder placed in a savings account pledged to the lender. Principal and interest from the pledged savings account will be used to supplement the borrower's monthly mortgage payment at a predetermined rate. The savings accounts pledged by all such borrowers will be assigned to the Trustee along with the related Pledged Loan and will be held by the Trustee as additional security for the related Pledged Loan.

     In determining a borrower's eligibility for a Pledged Loan only the net payments (i.e., after deduction of the amounts from any pledged account used to supplement the payment) to be made by the borrower during the first year of the loan are used in calculating whether the borrower meets lending guidelines with respect to the proportion of the borrower's income used for mortgage payments. (see "U.S. Home Mortgage Corporation - The Servicer").

  Debt Service Reserve Fund

     Some Pledged Loans may provide for a lower rate of interest during the first five years of their term, or may provide for only payments of interest during the first five years of their term, or may provide for payments that increase during the first five years of the term and which, until the sixth year, are not sufficient to pay the full interest accruing on the loan. The Issuer will deposit with the Trustee in cash a Debt Service Reserve Fund in an amount equal to the aggregate excess, if any, of (a) the interest to accrue on each such Pledged Loan (on the basis of the yield assumption used in determining Discounted Value) over (b) the payments of principal and interest called for by such Pledged Loan. The amount deposited in a Debt Service Reserve Fund will be taken into account in determining the Discounted Value of a Pledged Loan. The Trustee shall withdraw from the Debt Service Reserve Fund, or draw on the letter of

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


  credit that may be established in lieu thereof, and apply to the payment of interest on the Bonds the amount of such excess. As a result of the borrower's obligation to ultimately pay the accrued interest on certain Pledged Loans together with interest on such interest (which obligation will not be covered by either a Primary or Blanket Insurance Policy), there may be substantially no amortization of principal of these Pledged Loans available for redemption's of or principal prepayments on the Bonds.

  The Reserve Fund

     The Issuer will deposit with the Trustee in cash a Reserve Fund equal to 3% of the initial principal amount of that series of Bonds.

     The Reserve Fund may be applied by the Trustee to pay the Bondholders any shortfall in the payments of principal of, and interest on, the Bonds to the extent not paid by the Issuer, advanced by the Servicer, or paid from the Debt Service Reserve Fund, or the proceeds of a Primary or a Blanket Insurance Policy. (See "Special Considerations").

     The Reserve Fund for a series of Bonds need not be invested (and may therefore serve as compensating balances for the Issuer and its affiliates) and the Issuer may make withdrawals from the Reserve Fund for a series, unless (i) such Reserve Fund is or would be reduced below 3% of the initial principal amount of the Bonds of that series or (ii) as a result of an uninsured loss on foreclosure, (A) the then aggregate Discounted Value of Pledged Loans is reduced to less that 103% of the then outstanding principal amount of the Bonds of that series and (B) the sum of such aggregate Discounted Value, and the amount of the Reserve Fund for such series is less than the sum of (x) 3% of the initial principal amount of the Bonds of that series and (y) 103% of the then outstanding principal amount of the Bonds of that series. The Reserve Fund may be invested by the Trustee, as directed by the Issuer, only in short-term obligations of the United States or any agency thereof, obligations of Federal National Mortgage Association ("FNMA"), commercial paper (rated in the highest rating category by Standard & Poor's Corporation or Moody's Investors' Service, Inc.), demand deposits, time deposits, interest or noninterest-bearing certificates of deposit of the Trustee or any other bank in the United States with capital and unimpaired surplus of at lease $30,000,000 and repurchase obligations collateralized by any of the foregoing.

  Mortgage Insurance

     The forms of Primary Policy and Blanket Insurance Policy have been filed as exhibits to the registration statement of which this Prospectus forms a part. The following descriptions do not purport to be complete, and are qualified in their entirety by reference to such forms of policies.

  Primary

     Each Pledged Loan with a loan-to-value ratio exceeding 80%* at its date of closing will be insured down to approximately a 72% loan-to-value ratio by MGIC under a Primary Policy and such insurance will be maintained in force by the Service (see "the Servicing Agreement"), until such time as the outstanding principal balance of the Pledged Loan is reduced to 80% or less of the original price of, or the then current appraised value of, the mortgaged home, whichever is greater. The purchaser of the home is required to pay the annual premiums on this insurance.

  Blanket

     The Blanket Insurance Policy for the Pledged Loans in the Security Package for each series of Bonds insures against loss by reason of the default in payments on any Pledged Loan included therein, with a cumulative loss limitation equal to 10% of the aggregate principal balance of the Pledged Loans for that series on the date such series is issued (excluding the aggregate principal balance of the sub-subordinated loans that represent the excess over a loan with a long-to-value ratio of 95%). Each Blanket Insurance

  * See Footnote on page 13.

                               [12]

  Policy will be issued by MGIC. The Issuer and the Trustee will be the named insured under the Insurance Policy and the Issuer will use its best efforts to maintain such policy in effect. The Blanket Insurance Policy does not cover all types of losses, and claims thereunder may be made only respecting defaulted Pledged Loans and only upon satisfaction of certain conditions precedent described below.

     The Blanket Insurance Policy will cover losses to the insured by reason of payment defaults on Pledged Loans which are not otherwise paid from the proceeds of any applicable Primary Policy of up to 100% of the principal balance of each Pledged Loan with an original loan-to-value ratio up to 95%* outstanding at any time, plus accrued interest (at the rate provided by such Pledged Loan) through the date of settlement of a claim and all advances, i.e., advances made by the insured to protect its security, such as unpaid real estate taxes, hazard insurance premiums necessarily incurred, and other expenses incurred in preserving the property, plus costs of foreclosure, including reasonable attorney's fees. The maximum cumulative liability of MGIC under each Blanket Insurance Policy will be an amount equal to 10% of the initial aggregate principal balance of the Pledged Loans of the series (excluding the aggregate principal balance of the subordinated loans that represent the excess over a loan with a loan-to-value of 95%). Until the maximum cumulative liability of MGIC is exhausted through loss payments paid by MGIC, accrued and unpaid interest and all advances on any Pledged Loan in default will be covered by the Blanket Insurance policy.

     The Servicer will present claims to MGIC on behalf of the Insurer and the Trustee, and will be required to use its best efforts to take all actions necessary to permit recovery under the Blanket Insurance Policy.

     The Blanket Insurance Policy provides that no claim may be validly presented thereunder unless (a) hazard insurance on the property securing the defaulted Pledged Loan has been kept in force and other reimbursable protection and preservation expenses have been paid and (b) if there has been physical loss or damage to the mortgaged property, it has been restored to its condition (reasonable wear and tear excepted) at the date insured. Assuming the satisfaction of these conditions, MGIC is required to either (a) pay the difference (if any) between the proceeds received from an approved sale of the property and the principal balance of the defaulted Pledged Loan plus accrued and unpaid interest (at the rate provided by such Pledged Loan) to the date of sale and all advances or (b) purchase the property securing the defaulted Pledged Loan at a price equal to the principal balance thereof plus accrued and unpaid interest (at the rate provided by such Pledged Loan) to the date of purchase and all advances.

     Since the Blanket Insurance Policy will require that the property subject to defaulted Pledged Loan be restored to its original condition (reasonable wear and tear excepted) prior to claiming against MGIC, such policy on the Pledged Loans will not provide coverage against certain uninsured hazard losses. The hazard policies covering the Pledged Loans typically exclude form coverage physical damage resulting from a number of causes and, even when the damage is covered, may result in recoveries which are significantly less than full replacement cost of such losses. (see "The Security Package -- Hazard Insurance").

  MGIC

     MGIC, which is the insurer under the Primary Policies and the Blanket Insurance Policy, is engaged in the business of insuring mortgage loans on residential properties against default in payment

     * In order to qualify for the Blanket Insurance Policy, Pledged Loans with an original loan-to-value ratio in excess of 95% will be divided into two loans, which will either be secured by a first and a second mortgage on the home, or by one mortgage on the home for both loans; a senior loan with a loan-to-value ratio of 95%, which will be covered under the Primary and Blanket Insurance Policy, and a subordinated loan for the excess, which will not be covered under either Insurance Policy. With respect to each series of Bonds, the aggregate Discounted Value of the Pledged Loans that are not subordinated loans will be at least equal to the principal amount of the Bonds.

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


  by the Mortgagor. Insurance is offered to approved mortgage by the mortgagor. Insurance is offered to approved mortgage lending institutions in all states. Based on information published by MGIC, at December 31, 1979, MGIC was the largest private mortgage insurer in the United States and had total assets of approximately $654.5 million, capital and surplus aggregating approximately $159.0 million and statutory contingency reserves of approximately $338.2 million, resulting in total policy policyholders' reserves of approximately $497.2 million, and reported insurance in force covering over $40 billion of residential mortgages.

  Hazard Insurance

     The Servicer will use its best efforts to cause the mortgagor to maintain for each Pledged Loan a hazard insurance policy providing for no less than the coverage of the applicable state standard form of fire insurance policy with extended coverage. Such insurance coverage will be in an amount not less than the maximum insurable value of the home and other improvements securing such Pledged Loans or the principal balance owing on such Pledged Loan, whichever is less. The standard forms of mortgages and deeds of trust used by the Servicer provide that payments must be applied to escrowed items, including insurance premiums, prior to application to principal or interest. All amounts collected by the Servicer under any hazard policy (except for amounts to be applied to the restoration or repair of property subject to the related mortgage or released to the mortgagor in accordance with the Servicer's normal servicing procedures) will be treated in the same manner as any other prepayment on a Pledged Loan (and will therefore be available for redemption of the Bonds). (see "Description of the Bonds -- Redemption at Option of Bondholders")

     In general, the standard form of fire and extended coverage policy covers physical damage to or destruction of the improvements on the property by fire, lightning, explosion, smoke, windstorm and hail, and riot, strike and civil commotion, subject to the conditions and exclusions particularized in each policy. Although the policies relating to the Pledged Loans are underwritten by different insurers and therefore do not contain identical terms and conditions, the basic terms thereof are determined by state law, and most such policies typically do not cover any physical damage resulting from certain risks, including war, riot, governmental action, floods and other water-related causes, earth movements (including earthquakes, landslides and mud flows), nuclear reactions, wet or dry rot, vermin, rodents, insects or domestic animals, theft and, in certain cases, vandalism. There the property securing a Pledged Loan is located in a designated flood area, the Servicer requires that the mortgagor obtain flood insurance in those areas where floor insurance has been made available under the National Flood Insurance Act of 1968, as amended.

     The hazard insurance policies covering properties securing the Pledged Loans typically contain a clause which in effect required the insured at all times to carry insurance of a specific percentage (generally 80% to 90%) of the full replacement value of the improvements on the property in order to recover the full amount of any partial loss. If the insured's coverage falls below this specified percentage, such clause provides that the insurer's liability in the event of partial loss shall not exceed the lesser of (a) the replacement cost of the improvements less physical depreciation or (b) such proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of such improvements. Since the amount of hazard insurance the borrowers are required to maintain on the improvements securing the Pledged Loans declines as the principal balances owing thereon decrease, and since residential properties have historically appreciated in value over time, in the event of partial loss hazard insurance proceeds may be insufficient to restore fully the damaged property.

     Any losses incurred by the Issuer due to uninsured risks (i.e., earthquakes, landslides and mud flows) or insufficient hazard insurance proceeds may reduce the collateral in a Security Package.

  Prepaid Life Considerations

     The Pledged Loans will have maturities of up to 30 years from their dates of closing, with amortization schedules of up to 50 years. However, mortgages such as those included in the Pledged

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


  Loans are frequently prepaid; the proceeds of any such prepayment will be used to redeem or prepay the Bonds, thereby reducing their average life. Factors such as general economic conditions, prevailing interest rates and mortgagor mobility affect the prepayment experiences with respect to mortgage loans.

     Experience of the FHA relating to insured single-family mortgage loans at various interest rates with original maturities of 26 to 30 years, all of which permit assumption by the new buyer if the home is sold, indicates that while some of such mortgage loans will, on the average, produce a yield equivalent to that of a single loan which amortizes according to the prescribed 30-year amortization schedule and then totally prepays in the 12th year. This 12-year prepayment assumption is the mortgage industry norm for quoting yields and is used in most generally accepted yield tables. Assuming that all of the Pledged Loans for a particular series of Bonds were originated concurrently and that the weighted average interest rate of such Pledged Loans was 123/4% per annum, the aggregate remaining principal balances of such Pledged Loans 12 years after origination would be: (a) approximately 91.8% of the original aggregate principal balances if no prepayments are made; (b) approximately 49.1% if the actual prepayment experience parallels the FHA's national prepayment experience which accelerated rate would produce an average loan life of approximately seven years. If the interest rate on the Pledged Loans were higher than 12 3/4% per annum, the remaining principal balances based on each of these assumptions would be higher.

     Industry experience with 30-year conventional single-family loans indicates that prepayments with respect to such loans more nearly approximate twice the rate experience by the FHA. However, lower rates of prepayment may be experienced because of the combined effects of high prevailing mortgage rates, seasonal factors, general economic factors, and judicial decisions limiting the ability of institutional lenders to accelerate a mortgage loan upon conveyance of mortgaged property. In additional, all of the Pledged Loans permit assumption by the new buyer if the home is sold, subject to satisfaction of the Servicer's credit requirements and adjustment of the interest rate to prevailing levels where permitted by law. There is thus no assurance that prepayment of the Pledged Loans for a particular series of Bonds will conform to industry or FHA prepayment experience. The variation of cash flows because of changes in the prepayment patterns may result in some loss of collateral in certain situations. (see "Special Considerations -- Interest Rate Fluctuations").

        U.S. HOME MORTGAGE CORPORATION -- THE SERVICER

     The Servicer does not insure or guarantee the Bonds or the Pledged Loans and it obligation with respect to payment on the Bonds is limited to the advance of delinquent payments on individual Pledged Loans to the extent that such advances will, in the judgment of the Servicer, be reimbursable under the Insurance Policies. (see "The Security Package -- Insurance"). The Servicer, a wholly owned mortgage banking subsidiary of U.S. Home, is a `FNMA/Government National Mortgage Association ("GNMA")/Federal Home Loan Mortgage Corporation ("FHLMC") approved seller-servicer based in Clearwater, Florida currently servicing for U.S. Home, other investors and its own account approximately 8,000 mortgage loans totaling over $280 million. The Servicer operated through FHA approved branch offices in Houston, Tucson, Phoenix, Las Vegas, Denver and Clearwater where it originated loans. The Servicer originated approximately $138,000,000 in mortgage loans during 1979, primarily covering U.S. Home products. The Servicer's consolidated stockholder's equity as at December 31, 1979 was $5,364,497.

     Prospective residential mortgage loans underwritten and serviced by the Servicer are subject to an underwriting process and review by the Servicer in order to assess the prospective homeowner's ability to repay and the adequacy of home as collateral. In additional, all Pledged Loans must conform to the requirements of MGIC, the insurer under the Primary and Blanket Insurance Policies, which will review and insure each Pledged loan. All Pledged Loans will be approved by MGIC prior to the issuance of the Bonds that they secure.

                               [15]